United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
811-05010	September 27, 2013

2. State Identification Number:

AL	AK	AZ	AE	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:

    The Huntington Funds

4. Address of principal executive office (number, street, city, state, zip code):

    2960 North Meridian Street, Suite 300, Indianapolis, IN 46208

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities in Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act of applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-01)

Management Statement Regarding Compliance With Certain Provisions of the

Investment Company Act of 1940

September 27, 2013

We, as members of management of Huntington Funds (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2013 and from March 31, 2013 through June 30, 2013.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2013 and from March 31, 2013 through June 30, 2013, with respect to securities reflected in the investment account of the Funds.

/s/ Rob Silva
Robert Silva
Treasurer

/s/ Jeff Young
R. Jeffrey Young
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the Huntington Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Huntington Funds, consisting of the Huntington Money Market Fund, Huntington Ohio Municipal Money Market Fund, Huntington Tax-Free Money Fund, Huntington U.S. Treasury Money Market Fund, Huntington Dividend Capture Fund, Huntington Income Equity Fund, Huntington International Equity Fund, Huntington Mid Corp America Fund, Huntington Real Strategies Fund, Huntington Rotating Markets Fund, Huntington Situs Fund, Huntington Fixed Income Securities Fund, Huntington Intermediate Government Income Fund, Huntington Mortgage Securities Fund, Huntington Ohio Tax Free Fund, Huntington Short/Intermediate Fixed Income Securities Fund, Huntington Balanced Allocation Fund, Huntington Conservative Allocation Fund, Huntington Growth Allocation Fund, Huntington Global Select Markets Fund, Huntington Disciplined Equity Fund, Huntington VA Balanced Fund, Huntington VA Dividend Capture Fund, Huntington VA Growth Fund, Huntington VA Income Equity Fund, Huntington VA International Equity Fund, Huntington VA Mid Corp America Fund, Huntington VA Real Strategies Fund, Huntington VA Rotating Markets Fund, Huntington VA Situs Fund, Huntington VA Mortgage Securities Fund, Huntington Income Generation Fund and Huntington World Income Fund (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2013. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2013 and with respect to agreement of security purchases and sales, for the period from March 31, 2013 (the date of our last examination), through June 30, 2013:

•	Confirmation of all securities as of June 30, 2013 held by institutions in book entry form by the Federal Reserve Bank of Boston, Brown Brothers Harriman, and Depository Trust Company, without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents,

•	Reconciliation of all such securities to the books and records of the Funds and Huntington National Bank, the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Huntington National Bank records; and

•	Agreement of twenty-five security purchases and sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2013, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Huntington Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ERNST & YOUNG LLP

Columbus, Ohio

September 27, 2013